SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 12, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated May 12, 2016, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

	03/31/2016	03/31/2015
In millions of Pesos
Net Loss (nine-month period)
Loss attributable to:
Company’s shareholders	(936)	(488)
Non-controlling interests	(562)	35

Shareholders’ Equity:

Capital stock	495	494
Treasury shares	7	8
Comprehensive adjustment of capital stock and treasury shares	65	65
Additional paid-in capital	659	552
Premium for trading of treasury shares	16	-
Cost of treasury shares	(32)	(32)
Share warrants	-	106
Changes in non-controlling interest	(188)	22
Conversion reserve	1,071	391
Reserve for srocks-based payments	90	94
Legal reserve	83	-
Reserve for purchase of securities issued by the Company	66	32
Reserve for offer to purchase to non-controlling shareholders	(121)	-
Reserve for defined benefit plans	(3)	-
Reserve for future dividends	31	-
Retained earnings	(930)	(487)
Shareholders’ Equity attributable to controlling company’s shareholders	1,309	1,245
Non-controlling interest	8,412	1,969
TOTAL SHAREHOLDERS’ EQUITY	9,721	3,214

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804, divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 179,724,090 shares, accounting for 35.83% of the issued and subscribed capital stock.

In addition, we report that as of March 31, 2016, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 315,393,715 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.9% of the issued and subscribed capital stock.

Below are the highlights for the nine-month period ended March 31, 2016:

•	During this third quarter of 2016, we started to consolidate the results of the investment made by our subsidiary IRSA in IDB Development Corporation.

•
Profit from operations was ARS 3,437 million for the first nine months of 2016, and a net loss of ARS 1,498 million was recorded (ARS 935 million being attributable to the controlling company’s shareholders).

•
Profit from operations of the agricultural segment grew by ARS 411 million in the 9-month period compared to the same period of the previous fiscal year, due to the positive effect of the reduction in tax withholdings on exports and the depreciation of the exchange rate.

•	We planted 174,436 hectares, from which we expect to obtain very good yields, and we have developed 8,689 hectares in the region during this crop season.

•
Our urban segment saw an increase of 168% in its profit from operations, up to ARS 1,276 million in the 9-month period, due to the incorporation of the results of its investment in IDB and higher income from the shopping center and sales and developments segments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 12, 2016